FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE GAAP FINANCIAL STATEMENTS APPEARING IN THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

B.O.S Better Online Solutions Reports First Quarter 2007 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: May 8, 2007

B.O.S Better Online Solutions Reports First Quarter 2007 Financial Results

—	Quarterly non –GAAP operational breakeven

—	RFID revenues ramped up: reaching a quarterly record of $420 thousand

RISHON LEZION, Israel, May 8 /PRNewswire-FirstCall/ – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the first quarter ended March 31, 2007.

First – Quarter 2007 Financial Highlights:

– Revenues of $5.4 million, up 5.5% from $5.1M in the first quarter of 2006

– Supply Chain solutions division revenues grew by 10.7% to $5.0 million from $4.5 million in the first quarter of 2006

– Quarterly non–GAAP operating results show breakeven, with GAAP operating loss of $169 thousand.

– Quarterly GAAP net loss of $326 thousand, or $(0.05) per share

– Backlog increased by 7% to $6.5 million as of March 31, 2007 from $6.1 million in December 2006

Revenues for the first quarter of 2007 amounted to $5.4 million, a 5.5% increase over the revenues in the first quarter of 2006. Our backlog as of March 31, 2007 amounted to $6.5 million, reflecting a 7% increase over backlog of $6.1 million in December 31, 2006.

Operating results show breakeven on a non – GAAP basis (excluding option compensation and amortization of intangible assets) in the first quarter of the year 2007 as compared to a non – GAAP operating income of $130 thousands in first quarter of the year 2006. Operating loss in the first quarter of the year 2007, on a GAAP basis, was $169 thousand as compared to a loss of $43 thousand in first quarter of the year 2006.

Information with respect to stock-based compensation and amortization expenses for the first quarter of 2007 and 2006 is included in a table setting forth non-GAAP information that accompanies the condensed financial statements in this release.

Financial expenses in the first quarter of 2007 were $195 thousand, as compared to $78 thousand in the first quarter of 2006. The increase is attributed mainly to the raise of an additional $1.5 million of convertible note during August 2006. The principal balance of the convertible note as of March 2007 was $2.4 million, with conversion prices of $2.97 and $3.78. Conversion of the convertible note could significantly reduce the Company’s financial expenses.

Net loss for the first quarter of 2007 amounted to $326 thousand (or $0.05 per share) as compared to net loss of $160 thousand (or $0.03 per share) in the first quarter of 2006 (excluding a gain of $297 thousand from discontinued operations).

Cash reserves, as of March 31, 2007, totalled $2.6 million. The Company’s balance sheet also shows short term loans of $5.1 million and long term loans of $1.9 million. During the first quarter of 2007, we converted $1.4 million of our short term bank loan into long term bank loans. In rights offering completed in April 2007, we raised gross proceeds of approximately $4.4 million, which strengthen our cash and equity position.

Edouard Cukierman, Chairman of the Board of Directors, said: “we are very pleased with the execution of BOS’s strategic plan and are looking forward to take the Company to the next level.”

Shmuel Koren, BOS’s President and CEO, added:” There are clear signs that our organic growth engines are gaining momentum as reflected in the 11% growth we achieved in our Supply Chain Solutions division. We continued to win new non – Israeli customers, expanded distribution agreements and, in particular, managed to ramp up our RFID revenues to a new quarterly record of $420,000. With a much strengthened balance sheet following a successful raise of approximately $4.4 million through a rights offering, we are well positioned to continue to enhance our company’s growth and exploit lucrative opportunities in our space. “

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS is traded on NASDAQ (BOSC) and on the Tel-Aviv Stock Exchange (BOSC). BOS’s website address is www.boscorporate.com.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
B.O.S Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31		Year ended December 31,
	2007	2006	2006
	(Unaudited)

Revenues	$5,383	$5,102	$20,917
Cost of revenues	4,249	3,898	16,200

Gross profit	1,134	1,204	4,717

Operating costs and expenses:
Research and development	127	148	486
Sales and marketing	589	524	2,019
General and administrative (includes share based compensation in the amount of $123, $121 and $727 in the three months ended March 31, 2007, March 31, 2006 and for the year ended December 31, 2006, respectively)	587	575	3,268

Total operating costs and expenses	1,303	1,247	5,773

Operating loss	(169)	(43)	(1,056)
Financial expenses, net	(195)	(78)	(626)
Other income, net	11	(39)	-

loss before taxes on income	(353)	(160)	(1,682)
Taxes on income	27	-	89

Net loss after taxes	(326)	(160)	(1,593)

Loss from continuing operations	(326)	(160)	(1,593)
Income related to discontinued operations	-	297	1,685

Net income (loss)	$(326)	$137	$92

Basic and diluted net loss per share from continuing operations	$(0.05)	$(0.03)	$(0.24)

Basic and diluted net earnings per share from discontinued operations	$-	$0.05	$0.25

Basic and diluted net earnings (loss) per share	$(0.05)	$0.02	$0.01

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	March 31, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,579	$2,033
Trade receivables	5,728	5,632
Other accounts receivable and prepaid expenses	939	858
Inventories	4,053	4,017

Total current assets	13,299	12,540

LONG-TERM ASSETS:
Severance pay fund	747	741
Investment in other companies	8,082	8,082
Other	44	65

Total long-term assets	8,873	8,888

PROPERTY, PLANT AND EQUIPMENT, NET	543	520
CUSTOMER LIST, NET	1,578	1,629
GOODWILL	952	952

	$25,245	$24,529

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks	$3,469	$2,931
Current maturities of long-term bank loans and convertible note	1,660	1,157
Trade payables	2,968	3,844
Employees and payroll accruals	429	460
Deferred revenues	119	103
Accrued expenses and other liabilities	1,013	999

Total current liabilities	9,658	9,494

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	963	-
Convertible note (net of current maturities)	968	1,171
Deferred taxes	347	362
Accrued severance pay	908	916
Other long-term liabilities	237	237

Total long-term liabilities	3,423	2,686

SHAREHOLDERS' EQUITY	12,164	12,349

Total liabilities and shareholder's equity	$25,245	$24,529

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company.

The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Reconciliation of GAAP to Non-GAAP Operating Margin by segments (U.S. dollars in thousands):

	Three months ended March 31, 2007
	Software Solutions	Supply Chain Solutions	Not allocated	Consolidated

Revenues	363	5,020	-	5,383
Gross profit	304	830	-	1,134
GAAP Operating income (loss)	15	126	(310)	(169)

Non-GAAP adjustment:
Share based compensation and amortization of intangible assets	3	106	65	174

Adjusted Non-GAAP operating income (loss) on non-GAAP
basis	18	232	(245)	5

	Three months ended March 31, 2006
	Software Solutions	Supply Chain Solutions	Not allocated	Consolidated

Revenues	567	4,535	-	5,102
Gross profit	418	786	-	1,204
GAAP Operating income (loss)	75	176	(294)	(43)

Non-GAAP adjustment:
Share based compensation and amortization of intangible assets	-	69	104	173

Adjusted Non-GAAP operating income (loss) on non-GAAP
basis	75	245	(190)	130

	Year ended December 31, 2006
	Software Solutions	Supply Chain Solutions	Not allocated	Consolidated

Revenues	2,058	18,859	-	20,917
Gross profit	1,341	3,376	-	4,717
GAAP Operating income (loss)	66	701	(1,823)	(1,056)

Non-GAAP adjustment:
Share based compensation and amortization of intangible assets	-	377	558	935

Adjusted Non-GAAP operating income (loss) on non-GAAP
basis	66	1,078	(1,265)	(121)